1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

September 26, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:    Barbara C. Jacobs, Assistant Director,

      Office of Information Technologies and Services

RE:	Fig Publishing, Inc.
Amendment No. 4 to Offering Statement on Form 1-A Filed September 14, 2016 File No. 024-10507

Dear Ms. Jacobs:

On behalf of Fig Publishing, Inc. (the “Company”), we hereby respond to the letter dated September 23, 2016, from you to Mr. Justin Bailey, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of Amendment No. 4 (the “Fourth Amended Submission”) to the Company’s Offering Statement on Form 1-A filed December 21, 2015. Amendment No. 5 to the Company’s Offering Statement (the “Fifth Amended Submission”) is being filed publicly with the Commission contemporaneously with the submission of this letter. For your convenience, we have recited the Staff’s comments in italicized and bold type, below, and have followed each comment with the Company’s response.

The Offering, page 5

1.	We note your revised disclosures in response to prior comment 2, where you describe instances in which your auditors may examine aspects of Fig’s allocation and dividend calculation and methodologies. Please further expand your disclosure in this section to state clearly that the allocation of assets and revenue to each class of shares will not be audited on a periodic basis. Similarly, revise the Summary to note that the sales receipts tables that you will include in future periodic reports will not be prepared in accordance with generally accepted accounting principles.

Response to Comment #1:

In response to this comment, the Company has revised its disclosures in the cited sections and in other, substantively similar places in the document. See the Fifth Amended Submission at pages 4, 22, 56, 57, 67 and 69.

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. September 26, 2016 Page 2 of 3

Allocation of Sales Receipts and Determination of Dividends, page 6

2.	We note your revisions to the formula used to calculate dividends payable to holders of Game Shares. Although you reference that such amounts are payable in the aggregate to “Fig Game Shares – PSY2 holders,” please revise your table to clearly state that the dividend scenario presented is on a per-game basis, rather than a per-share basis, and that the amounts presented would result in the dividend amount being divided by up to 6,000 shares if all shares in the offering are sold.

Response to Comment #2:

In response to this comment, the Company has revised its disclosures in the cited table and in the text preceding the table, and in other, substantively similar places in the document. See the Fifth Amended Submission at pages 6, 7, 37, 38, 50 and 51.

3.	We note your revisions in response to prior comment 6; however, since this is not a firm commitment offering it is inappropriate to include any proceeds of the offering on a pro forma basis in your capitalization table. Please revise.

Response to Comment #3:

In response to this comment, the Company has revised its disclosures in the cited table and in the text preceding the table. See the Fifth Amended Submission at page 28.

* * * * *

Barbara C. Jacobs, Assistant Director U.S. Securities and Exchange Commission RE: Fig Publishing, Inc. September 26, 2016 Page 3 of 3

In addition to the foregoing, on behalf of the Company, we acknowledge that:

●	Should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at 646-895-7112 (direct); 212-370-1300 (reception); or 917-882-2727 (mobile); or at my email address, rbaumann@egsllp.com.

Very truly yours,

/s/ Richard Baumann
Richard Baumann

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Justin Bailey, Fig Publishing, Inc.